Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

September 1, 2006 Mr. Brad Skinner Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation (File No. 001-04850) Form 10-K: For the Fiscal Year ended March 31, 2006 Form 8-K: Filed May 23, 2006

Dear Mr. Skinner:

We have received the Staff's letter dated August 2, 2006, with comments on the subject filings. Attached are our detailed responses, cross-referenced to your itemized comments.

Please let me know if you have any questions or comments.

Sincerely yours, /s/ Donald G. DeBuck Donald G. DeBuck

cc:	Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com

RESPONSES TO COMMENTS

Form 10-K for the Year Ended March 31, 2006

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Income - page 44

1.  Comment: Please tell us whether your depreciation and amortization expense line item includes amortization related to acquired technology, software development, or outsourcing contract costs. If so, please explain to us why such expenses are not classified as cost of services.

Response:

In our financial reporting we report amortization expense for acquired technology, all software, whether developed internally or purchased, and outsourcing contract costs on the "Depreciation and Amortization" line on the face of our Consolidated Statement of Income, with one exception: contract premium amortization is recorded as a contra revenue item consistent with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer. We have historically not included depreciation and amortization expense in our cost of services line item. Furthermore, we present results of operations in a single-step income statement; we do not report gross margins (i.e. revenues less cost of services). We do not make reference to gross margins in the MD&A or other disclosures in the Form 10-K. The business is not managed based on gross margins and internal reporting systems are not set up to compute or review gross margins. As such, the cost of services line item on its own does not impact a reported operating earnings figure.

In preparing our response to your question we reviewed Staff Accounting Bulletin (SAB) Topic 11B which addresses the question of the exclusion of depreciation, depletion and amortization of property, plant and equipment from cost of sales and did not interpret the guidance in Topic 11B to require the inclusion of depreciation and amortization in cost of services on the face of the Consolidated Statement of Income. Rather Topic 11B appears to be focused on ensuring that "undue emphasis" is not placed on cash flow as a result of the placement of depreciation, depletion and amortization expense on the income statement. Topic 11B does indicate that if depreciation, depletion and amortization are not included in cost of services, but are reported as a separate line item, that this should be parenthetically disclosed on the face of the Consolidated Statement of Income.

We will separately disclose the fact that our "Cost of Services" is exclusive of depreciation and amortization reported separately below on our Consolidated Statement of Income beginning with our fiscal 2007 second quarter Form 10-Q filing.

2.  Comment: We note that you consider write-downs of outsourcing contract costs and certain equipment associated with revenue generating contracts to be "special items" within your statements of income. Please explain to us how you considered reporting such amounts as cost of services.

Response:

In accordance with SFAS 144 paragraph 25, the impairment loss associated with the aforementioned write-downs has been included in income from continuing operations before income taxes. We disclosed the impairment charge on a separate line item on the income statement rather than in cost of services because of the nature of the charge. Smaller, less significant write-downs of outsourcing contract costs or fixed assets associated with contracts are typically included in the cost of services line. However, the charge was of such a magnitude that we determined it would be most beneficial to users of the financial statements to have the charge highlighted on a separate line. Additional extensive discussion of the charge, which resulted from the termination of services to Nortel Networks for certain information technology outsourcing activities, was included in the notes to the consolidated financial statements.

Our treatment is consistent with the guidance of APB Opinion No. 30 paragraph 26, which states, "A material event or transaction that is unusual in nature or occurs infrequently but not both, and therefore does not meet both criteria for classification as an extraordinary item, should be reported as a separate component of income from continuing operations." As described in our Form 10-K Notes to Consolidated Financial Statements on page 50, "Terminations of outsourcing contracts ... prior to the end of their committed contract terms are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions." Accordingly, when such an infrequent event results in a material charge, we disclose it separately.

We also believe this treatment is analogous to the guidance in SAB Topic 5P3 referring to restructuring charges. Similar to the Nortel impairment charge, restructuring charges typically relate to revenue-generating contracts or assets. SAB Topic 5P3 states, "Paragraph 26 of APB Opinion 30 states that items that do not meet the criteria for classification as an extraordinary item should be reported as a component of income from continuing operations. . . Accordingly, the staff believes that restructuring charges should be presented as a component of income from continuing operations, separately disclosed if material (emphasis added)." Since the Nortel impairment charge is material, we disclosed it separately on the face of the income statement rather than include it in cost of services.

Furthermore, as noted in our response to comment 1, CSC presents results of operations in a single-step income statement; we do not report gross margins (i.e. revenues less cost of services). We do not make reference to gross margins in the MD&A or other disclosures in the Form 10-K. The business is not managed based on gross margins and internal reporting systems are not set up to compute or review gross margins. As such, the cost of services line item on its own does not impact a reported operating earnings figure. Given its size, the special charge was discussed separately in the MD&A as well as the notes to the consolidated financial statements. Management's discussion addresses results both with and without the special charge to ensure that there was no undue focus on results excluding the special charge.

Note 1 - Summary of Significant Accounting Policies

Depreciation and Amortization - page 49

3.  Comment: We note that the Company amortizes software over periods ranging from 2 to 10 years. Please describe to us the nature of any significant software assets for which you use an expected life of more than 5 years and explain why you believe those lives are appropriate.

Response:

Software assets consist of internally-developed software for external sale, internally-developed software for internal use, and purchased software, which had unamortized balances at March 31, 2006 of $192.9 million, $26.8 million and $233.6 million, respectively. As a percentage of total assets at March 31, 2006, these balances were 1.5%, 0.2% and 1.8%, respectively. With the exception of our US payroll system, all significant balances amortized longer than five years relate to internally-developed software for external sale (commercial software products). The internal-use US payroll system is amortized over 10 years. This application has 3.5 years of amortization remaining. Our previous payroll application was in service for approximately 20 years and it is anticipated we will be using the current payroll application at least as long as its remaining amortization period.

Our commercial software products are primarily developed in conjunction with our operations in the financial services vertical market. The $192.9 million unamortized software cost balance is primarily related to five products that have estimated economic lives over five years. These five products include the following: a life insurance administration product with a life of 10 years; a life insurance web-enabled, client server system with a life of seven years; and three property and casualty insurance systems (browser-based enterprise system, administration system and a system for self insured) with lives of seven years. Various other products have lives of five to eight years. The weighted average useful life for all commercial software products is approximately seven years.

Substantially all of our core financial services software products were acquired through acquisitions in prior years. Most additional capitalized costs are related to developing enhancements that add functionality or otherwise improve the products such that they significantly improve the marketability of, or extend the life of, the existing core products. The company's software products support mission-critical insurance and banking processes and represent enterprise-level systems, and are used by more than 80% of the top life and annuity carriers and more than 60% of the top U.S. property and casualty carriers. As such, the core products have remained relatively stable over time and have not been subject to technological obsolescence.

In determining the estimated economic lives of our commercial software products, we look to the guidance of SFAS 86 paragraphs 8 and 43. Specifically, the amortization periods are based on an assessment of future revenues for a given product. Paragraph 43 states, "amortization should be based on estimated future revenues. In recognition of the uncertainties involved in estimating revenue, the Board further concluded that amortization should not be less than straight-line amortization over the product's remaining estimated economic life." Our historical experience has shown that the projected product life cycles supporting our economic life estimates have been materially accurate. In addition, unamortized capitalized software cost balances are regularly reviewed against projected product revenues to ensure that such costs are recoverable.

Given the nature of our products and based on our historical experience as well as our position in the marketplace, we concluded that our products will continue to generate sales, and therefore have economic lives, in excess of five years.

Software Development Costs - page 49

4.  Comment: We note disclosure that software amortization expense is "not less than the straight-line amortization expense over the product useful life." Please tell us how this policy complies with paragraph 8 of SFAS 86.

Response:

In accordance with paragraph 8 of SFAS 86, Company policy is to calculate and record the annual amortization expense separately for each software product based on the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on.

CSC's Form 10-K disclosure describes this calculation method in the following two sentences: "Capitalized software is amortized based on current and estimated future revenue from the product. The amortization expense is not less than the straight-line amortization expense over the product useful life."

In order to more clearly communicate our policy, we propose revising our disclosure in future filings as follows:

Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of (a) the ratio of current gross revenues for each product to the total of current and anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product.

Note 7 - Income Taxes - page 60

5.  Comment: We note that you have accrued $250.2 million for income tax issues not yet resolved with federal, state and foreign tax authorities. Please explain to us the nature of these contingencies and indicate when you expect such matters to be resolved. In addition, consider disclosing such information in your future filings.

Response:

In accordance with SFAS No. 5 "Accounting for Contingences," paragraph 8, the Company records contingent tax liabilities for the reasonable estimate of the probable liability incurred at the date of the financial statements related to positions we have taken that could be challenged by taxing authorities under examination. These potential exposures result approximately evenly from: (1) differing interpretations or applications of tax laws and regulations as they relate to certain transactions and (2) substantiation of deductions or credits claimed on returns as filed.

The differing interpretations or applications of tax laws and regulations relate to technically complex federal tax issues for fiscal years prior to March 31, 2005. These technical positions are supported by tax opinions, the level of authority of which is used to estimate the probable tax liability. The most significant component is for certain tax basis adjustments made to assets as a direct result of making a tax election. Additional amounts are associated with a transaction whereby subsidiary stock with a basis greater for tax than for financial reporting was sold to an unrelated third party, and with two specific transactions under IRC Section 165(g) and Section 956.

Of the amounts related to the substantiation of deductions or credits claimed, the largest item is for the expected net impact associated with adjustments primarily related to certain assets that CSC expects to resolve on audit or with amended returns. Remaining amounts are associated with research tax credits and various other matters related to the inclusion of revenue and expenses in federal, state and foreign tax filings.

The Internal Revenue Service began its examination of fiscal years 2000 through 2004 in July 2006, and expects to conclude this examination in fiscal year 2008. Resolution of certain issues raised under examination may proceed to appeals or litigation before a settlement is reached. As such, the timing of the resolution of these matters is highly uncertain.

We acknowledge your comment regarding additional disclosures and we will expand our disclosure in future filings to include additional information regarding the nature of our accruals for income tax contingencies similar to the following:

The Company records contingent tax liabilities for the reasonable estimate of the probable liability incurred at the date of the financial statements related to positions we have taken that could be challenged by taxing authorities under examination. These potential exposures result from differing interpretations or applications of tax laws and regulations, and from certain transactions, deductions or credits claimed on returns as filed. Timing of the resolution of these matters is highly uncertain.

In addition, the Company is currently assessing the impact of the adoption of FIN 48 on its accounting for uncertain tax positions and related disclosure requirements, and will incorporate these requirements in future filings as required under FIN 48.

Note 11 - Commitments and Contingencies - page 73

6.  Comment: We note your disclosure that you have submitted requests for equitable reimbursement (REA's), or claims, for out-of-scope work on two government contracts totaling more than $900 million for which you have recorded assets of $770 million. We further note that the out-of-scope work was caused by the customers and that you believe you have a legal basis for recovery and that collection is probable. Please describe to us the specific nature of the out-of-scope work, describe your history of collecting claims made under similar circumstances and support your conclusion that collection is probable.

Response:

In order to better respond to your comment, we have broken it down into two groups.

Comment: Describe to us the specific nature of the out-of-scope work.

Response: CSC submitted to the appropriate U.S. Government agencies 16 requests for equitable adjustment (REA) that arose under two separate contracts with Department of Defense (DoD) organizations. CSC submitted 14 of the 16 REAs under a Department of the Army contract. Those REAs were converted to certified claims1 under the Contract Disputes Act (CDA) on July 14, 2006. CSC anticipates converting the two other REAs to certified claims.

The 14 claims against the Army arise under a fixed-price2 contract awarded in December 1999. The contract specifically requires CSC to modernize and sustain the customer's business logistics systems and processes. The customer required CSC to expend significant time, effort, and resources in the development of the modernized solution beyond the scope of the contract. The impact of this additional, out-of-scope development effort was compounded by the customer's directives to customize the modernized solution to meet its current business processes, a contradiction to the contract's requirement to provide a primarily commercial-off-the-shelf (COTS)-based solution. Instead, the customer directed3 CSC to develop, deploy, and support a highly-customized, non-commercial solution that is closely mapped to the customer's pre-existing business processes.

Through 13 of its certified CDA claims, CSC seeks to recover the costs4 of performing the customer-directed out-of-scope work and lost performance bonuses and other revenues to which it would have been entitled but for the customer's action. Example instances of constructive change are enumerated below:

1.   The customer required CSC to engage in support activities for the first deployment for seven months beyond the 45-60 days anticipated when a COTS product is supplied and the parties are to follow "best commercial practices," including requiring CSC to engage in numerous extra-contractual activities such as the cleansing of data and the addition of functionality to the selected COTS product.

1As required by the Contract Disputes Act, CSC certified that its claims are made in good faith, that the supporting data are accurate and complete to the best of CSC's knowledge and belief, and that the amount requested accurately reflects the contract adjustment for which CSC believes the Government is liable. Moreover, under Sec. 604 of the Contract Disputes Act, "If a contractor is unable to support any part of his claim and it is determined that such inability is attributable to misrepresentation of fact or fraud on the part of the contractor, he shall be liable to the Government for an amount equal to such unsupported part of the claim in addition to all costs to the Government attributable to the cost of reviewing said part of his claim."

2As of December 28, 2005, the enhancement and deployment efforts under this contract have been performed under a cost reimbursable task order.

3A government contractor is required to "... proceed diligently with performance of [the] contract, pending final resolution of any request for relief, claim, appeal, or action arising under the contract, and comply with any decision of the Contracting Officer." Federal Acquisition Regulation ("FAR") 52.233-1(i). Thus, CSC was required to continue performing and follow the contracting officer's direction notwithstanding that such direction was inconsistent with the contract.

4Incurred costs were audited and approved by the Defense Contract Audit Agency (DCAA).

2.   The customer required CSC to perform over 500 extra-contractual action items with respect to the Deployment One system as a precondition to proceeding with the second and third deployments.

3.   CSC was required to incur additional costs to continue providing support of the legacy systems beyond the date set for the third deployment.

The 14th claim seeks compensation for the customer's access to and use of the highly-valuable intellectual property ("IP") that CSC developed to meet the customer's demands. In determining the valuation of the IP, CSC utilized the assistance of an outside expert, who used two commonly-accepted valuation methodologies.

The second contract for which CSC has submitted two REAs (the 15th and 16th REAs) is performed by a CSC-led joint venture (the JV), for which CSC is the 79% majority partner and which is consolidated in our financial statements. This contract was awarded by a DoD agency within the intelligence community on July 31, 2001, for modernization and support services in support of the agency's information technology (IT).

The contract obligated the customer to provide various categories of Government property to the JV, including a facility to enable the JV to centralize its servers in one location and certain facilities for installation of network equipment. The contract assumed that the JV would implement numerous automated management tools, such as network-based software applications that permit remote administration of servers and workstations by technicians at a central control center.

The customer was unable to meet its commitment to timely deliver to the JV the required facility to enable the JV to centralize its servers. As a result, the JV incurred additional costs. In addition, the customer constructively changed the contract by increasing the amount of work the JV had to perform by requiring an increased number of facilities to be wired by the JV beyond the amounts recognized in the contract. This caused the need for additional labor and substantially more equipment than could have been anticipated.

The combined impact of the issues has been to delay modernization, prevent the JV from achieving the staff reductions and efficiencies associated with modernization and to continue to require the JV to maintain two IT networks - one that is being modernized and a separate legacy system. It should be noted that six weeks after award of the contract the operational tempo of the agency significantly changed and significantly affected the environment in which this contract was performed because of the attacks on September 11, 2001.

Comment: Describe your history of collecting claims made under similar circumstances. Support your conclusion that collection is probable.

Response: CSC has a long history of resolving customer-directed changes through negotiation with its U.S. Government customers. Employing the formal claims process, however, has been rare. The circumstances surrounding the two contracts are unique in comparison to other REA/claims situations in which CSC has been involved - in terms, among other things, of the nature of the contracts, the nature and extent of the Government actions, the magnitude of the claims, and surrounding national events. Despite a lack of comparable history, CSC believes collection is probable and claim amounts can be reasonably estimated.

The Company looks to the guidance in paragraph 65 of SOP 81-1 in determining that collection is probable and claim amounts can be reasonably estimated. We have concluded that the four criteria as delineated in paragraph 65 were met with respect to all of the REAs/claims.

a.    The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.

b.    Additional costs are caused by circumstance that were unforeseen at the contract date and are not a result of deficiencies in the contractor's performance.

c.    Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.

d.    The evidence supporting the claim is objective and verifiable, not based on management's "feel" for the situation or on unsupported representations

Our discussion above of the nature of the out-of-scope work addressed criteria (a) and (b). Specifically, (a) we reviewed the nature of additional efforts required by the customers and how this work was beyond the scope of the contractual terms, thereby providing us a legal basis for the claim; and (b) we described how the additional efforts, and related costs, were caused by the customer and were not foreseen at contract initiation.

To (c) identify and determine the reasonableness of the costs, and (d) evaluate the evidence, and to also determine if claims subject to the certification requirements could be submitted (see fn. 1) and prepare the claims, CSC established a claim team for each of the contracts. The teams comprise CSC in-house counsel; outside counsel from a highly reputable firm in the field of federal procurement with a robust federal claims practice; in-house cost experts; operational personnel; and subject matter experts. The results of the teams' efforts are 16 thoroughly-documented REAs that have been properly certified, with 14 of the REAs subsequently converted to CDA claims and certified under the standards set forth in that statute. The evidence substantiating CSC's REAs/claims is both extensive and compliant with SOP 81-1 paragraph 65. For instance, in support of its claims under the Army contract, CSC has provided the Government with four volumes of documentation of CSC's entitlement under its key theories of recovery.

Further to support the above criteria, management obtained and considered the opinion of outside counsel supporting the validity and collectibility of the claims for each team, evaluated the legally significant facts and circumstances as well as the contractual terms and probability of recovery, and deemed that collection is probable.

Finally, CSC has long-standing relationships with the key Government decision-makers with both legal and programmatic authority over these two contracts. The Company and Government officials have engaged in negotiations and are constructively seeking funding sources for the REAs/claims.

Quarterly Financial Information (Unaudited) - page 79

7.  Comment: Please explain to us how your presentation complies with Item 302(a) of Regulation S-K.

Response:

Reg. Section 229.302. Item 302.

(a) Selected quarterly financial data. Registrants specified in paragraph (a)(5) of this Item shall provide the information specified below.

(1) Disclosure shall be made of net sales, gross profit (net sales less cost and expenses associated directly with or allocated to products sold or services rendered), income (loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income (loss), and net income (loss), for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X [17 CFR 210].

With regard to Item 302(a)(1) of Regulation S-X which requires the disclosure of net sales, gross profit (defined as net sales less cost and expenses associated directly with or allocated to products sold or services rendered), income(loss) before extraordinary items and cumulative effect of a change in accounting, per share data based upon such income(loss), and net income(loss), for each full quarter within the two most recent fiscal years, the presentation on page 79 of "Quarterly Financial Information (Unaudited)" presents the following:

  Revenue, which is net of contract premium amortization and reserves for revenue for which realization is not probable and is comparable to net sales.

  Income from continuing operations before taxes is presented in lieu of gross profit as this represents the most comparable measure of profit presented in the Company's Consolidated Statements of Income which are presented, and since 1992 have been presented, on a single step basis. CSC does not report gross margins (i.e. revenues less cost of services). We do not make reference to gross margins in the MD&A or other disclosures in the Form 10-K. The business is not managed based on gross margins and internal reporting systems are not set up to compute or review gross margins.

  Income from continuing operations before extraordinary items and cumulative effect of a change in accounting and per share data are presented as required by Item 302(a)(1). Unaudited quarterly financial information is presented for all quarters of fiscal 2006 and 2005. No additional periods are required to be presented under Article 3 of Regulation S-X.

(2) When the data supplied pursuant to this paragraph (a) vary from the amounts previously reported on the Form 10-Q (Section 249.308a of this chapter) filed for any quarter, such as would be the case when a pooling of interests occurs or where an error is corrected, reconcile the amounts given with those previously reported and describe the reason for the difference.

With regard to Item 302(a)(2) of Regulation S-X, the data supplied on page 79, "Quarterly Financial Information (Unaudited)" has not been restated for correction of an error or for a pooling of interest, as there were none in the periods presented.

(3) Describe the effect of any disposals of segments of a business, and extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X, as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

With regard to Item 302(a)(3) the Company disposed of its DynCorp International and Health Plan Solutions businesses during fiscal 2005 and 2006, respectively. The Company also reported special items related to the termination of a major outsourcing contract during fiscal 2006 and early redemption of term debt during fiscal 2005. The "Quarterly Financial Information (Unaudited)" disclosure includes a footnote which refers the reader to Note 6 for a discussion of special items and to Note 2 for a discussion of discontinued operations. In future filings we will include footnotes to the "Quarterly Financial Information (Unaudited)" which include the amount and quarter in which the charge or transaction occurred rather than refer the reader to the footnotes to the financial statements.

(4) If the financial statements to which this information relates have been reported on by an accountant, appropriate professional standards and procedures, as enumerated in the Statements of Auditing Standards issued by the Auditing Standards Board of the American Institute of Certified Public Accountants, shall be followed by the reporting accountant with regard to the data required by this paragraph (a).

Finally, with regard to Item 302(a)(4) of Regulation S-X the quarterly financial statements to which this information relates were reviewed but not reported on by an independent registered public accounting firm.

Item 302(a)(5) discusses which filers must include the disclosures in Item 302(a). As we clearly exceed all criteria a discussion of these criteria was not included.

Form 8-K filed May 23, 2006

Exhibit 99.1

8.  Comment: We note that you disclose several non-GAAP measures that exclude recurring items. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the disclosure does not explain, in sufficient detail, the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Please explain to us how your current disclosure meets these requirements.

Response:

In preparing our Form 8-K disclosures regarding non-GAAP financial measures we follow guidance set forth in Item 12 of Form 8-K and Regulation G, as described below. However upon further review of Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we understand our Form 8-K disclosures should include additional information. As such the Company plans on enhancing future disclosures to address the guidance set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In regard to disclosing non-GAAP measures, Item 12 of Form 8-K states, "in addition to the requirements already imposed by Regulation G, registrants would be required to disclose:

The reason why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

To the extent material, the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure that are not otherwise disclosed."

Regulation G requires that a registrant shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading. Regulation G also requires that when a non-GAAP financial measure is presented disclosure should also include the following:

A presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and

A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historic measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the difference between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

We believe our current disclosures regarding our non-GAAP measures fulfill the requirements of Item 12 of Form 8-K and Regulation G. Our current disclosures state the reason why management believes that presentation of the non-GAAP financial measures provides useful information to investors by stating on our EBITDA, EBIT, and Free Cash Flow table that "CSC management believes that these three non-GAAP financial measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide another measure of the Company's profitability and ability to service its debt, and are considered important measures by financial analysts covering CSC and its peers." Also, the Company provided the non-GAAP measure of EPS before special items noting that "Earning per share before special items provides a basis for comparing current operating performance to past and future operating performance."

In reference to Regulation G the Company does not believe that disclosing these non-GAAP financial measures contain an untrue statement of a material fact or omits to state a material fact. Also, the Company reconciles each of our non-GAAP financial measures to its most comparable GAAP measure, for instance we reconcile EPS before special items to reported EPS.

We will expand our non-GAAP financial measures disclosures to ensure they address the following five areas as required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

1)  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

2)  the economic substance behind management's decision to use such a measure;

3)  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

4)  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

5)  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In future filings where non-GAAP measures are disclosed, such as a measure of earnings before special items, the Company plans to include a disclosure similar to the following:

CSC management believes that these non-GAAP financial measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide another measure of the Company's profitability and ability to service its debt, and are considered important measures by financial analysts covering CSC and its peers. Management uses earnings before special items to evaluate business unit financial performance and it is one of the measures used in assessing management performance. One of the limitations associated with the use of earnings before special items (as compared to reported earnings) is that it does not reflect the complete financial results of the Company. CSC compensates for these limitations by providing a reconciliation between earnings before special items and reported earnings.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to the SEC comments, CSC acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in its filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.